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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:    December 2005

Commission File Number:    0-50568

Geac Computer Corporation Limited
(Translation of registrant's name into English)

11 Allstate Parkway, Suite 300, Markham, Ontario L3R9T8 Canada
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F ☐        Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On December 16, 2005, Geac Computer Corporation Limited filed the following documents on the SEDAR website maintained by the Canadian Depository for Securities Limited at www.sedar.com: (i) Notice and Management Proxy Circular for the Special Meeting of Shareholders to be held on January 19, 2006, (ii) Form of Proxy, (iii) Voting Instruction Form, and (iv) Letter of Transmittal, copies of which are attached as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEAC COMPUTER CORPORATION LIMITED
/s/ JONATHAN D. SALON Jonathan D. Salon Vice President and Deputy General Counsel
Date: December 16, 2005

EXHIBIT INDEX

Number	Title
99.1	Notice and Management Proxy Circular for the Special Meeting of Shareholders to be held on January 19, 2006
99.2	Form of Proxy
99.3	Voting Instruction Form
99.4	Letter of Transmittal

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SIGNATURES
EXHIBIT INDEX